Exhibit 99.1

MINISO Announces Unaudited Results for the 2021 First Fiscal Quarter Ended September 30, 2020

GUANGZHOU, China, Dec. 18, 2020 /PRNewswire/ — MINISO Group Holding Limited (NYSE: MNSO) (“MINISO” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the first fiscal quarter ended September 30, 2020.

Financial Highlights for the 2021 First Fiscal Quarter Ended September 30, 2020

•                  Revenue for the fiscal quarter ended September 30, 2020, was RMB2,072.1 million (US$305.2 million), representing a decrease of 30.7% from the fiscal quarter ended September 30, 2019, and an increase of 33.4% from the previous fiscal quarter ended June 30, 2020.

•                  Gross profit for the fiscal quarter ended September 30, 2020, was RMB522.4 million (US$76.9 million), representing a decrease of 44.3% from the fiscal quarter ended September 30, 2019, and an increase of 37.7% from the previous fiscal quarter ended June 30, 2020.

•                  Loss from continuing operations for the fiscal quarter ended September 30, 2020, was RMB1,676.3 million (US$246.9 million) as compared to RMB20.3 million for the fiscal quarter ended September 30, 2019, and RMB74.8 million for the previous fiscal quarter ended June 30, 2020.

•                  Adjusted net profit[1] for the fiscal quarter ended September 30, 2020, was RMB102.1 million (US$15.0 million), representing a decrease of 74.6% from the fiscal quarter ended September 30, 2019, and an increase of 140.8% from the previous fiscal quarter ended June 30, 2020.

Operational Highlights for the 2021 First Fiscal Quarter Ended September 30, 2020

•                  Number of MINISO stores increased from 3,913 as of September 30, 2019, and 4,222 as of June 30, 2020 to 4,330 as of September 30, 2020. The following table provides a breakdown of the number of MINISO stores as of the relevant dates:

	As of
	September 30, 2019	June 30, 2020	September 30, 2020
Number of MINISO stores[2]	3,913	4,222	4,330
China	2,384	2,533	2,633
—Directly operated stores	11	7	5
—Third-party stores	2,373	2,526	2,628
Overseas[3]	1,529	1,689	1,697
—Directly operated stores	79	122	115
—Third-party stores	1,450	1,567	1,582

[1] See the sections entitled “Non-IFRS Financial Measure” for more information about the non-IFRS financial measure referred to in this press release.

[2] “MINISO store” are any of the stores operated under the “MINISO” brand name, including those directly operated by us (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

[3] Overseas stores exclude a small number of stores under certain overseas businesses that the Company had disposed of as of June 30, 2020. The Company completed such business disposal during the period from December 2019 to April 2020.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “Despite facing macroeconomic headwinds across the globe, we have successfully completed our listing on the New York Stock Exchange. Going forward, we will utilize our access to the capital markets to enter the next stage of development, fuel our growth momentum, and enhance our shareholder base. In the fiscal quarter ended September 30, 2020, we continued to expand our domestic store network coverage across higher- and lower-tier city markets. In third-tier cities and below, for example, we adroitly responded to the exponential growth in demand for high-quality, aesthetically pleasing lifestyle products, prudently expanding our operations in these markets to better satisfy local shoppers. At the same time, we also continued to fortify our market share leadership in first- and second-tier cities. As a result, the number of MINISO stores in our domestic network reached 2,633 by the end of the quarter as compared to 2,533 at the end of the previous quarter. On the international front, the pandemic significantly impacted our operations, especially in North America and Europe. Nevertheless, we remained flexible, restraining our expansion efforts to set the stage for our future growth as the pandemic gradually abates. Meanwhile, we remained active in our initiative development as we leveraged strategic partnerships to advance our e-commerce capabilities and launched our new TopToy retail store brand. Looking ahead, we remain confident in the enduring strengths of our brand equity, retail partner model, and customer value proposition, all of which will support us as we continue to grow our business in a sustainable manner and deliver lasting shareholder value.”

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, stated, “Despite the challenges we faced as a result of the pandemic and its impact on our global operations, we remained committed to executing our development strategies to maintain our growth momentum. As such, in the fiscal quarter ended September 30, 2020, our revenue increased by 33.4% quarter over quarter to RMB2,072.1 million, and our gross profit grew by 37.7% quarter over quarter to RMB522.4 million. Going forward, as we continue to invest in bolstering our product development capabilities, streamlining our supply chain operations, and expanding our store network coverage, we will also further solidify our market leadership and thus generate more lasting shareholder value in turn.”

Recent Development

Joint Venture for Headquarters Building Project in Guangzhou

On December 11, 2020, the Company announced that it had formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by the Company’s controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire the land use rights for a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through the joint venture’s subsidiary in Guangzhou. The Company holds 20% of the shares of the joint venture company, while YGF MC Limited holds the remaining 80% of the shares of the joint venture company. After the formation of the joint venture company, the Company invested RMB356 million in the joint venture company. YGF MC Limited will also invest RMB1,424 million in the joint venture company.

The total investment for the headquarters building project is estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for the acquisition of land use rights and the remaining as building costs. The joint venture company will participate in the public bidding process for the land use rights and make deposit payments representing 20% of the purchase price for the land use rights in December 2020.

Initial Public Offering

On October 15, 2020, the Company successfully completed its initial public offering of 30,400,000 ADSs, each representing four Class A ordinary shares of the Company, at a price of US$20.00 per ADS for a total offering size of US$608 million. On November 13, 2020, the Company’s underwriters exercised their option in part to purchase an additional 2,416,187 ADSs at the public offering price.

Impact of COVID-19

As of September 30, 2020, there were (i) 2,633 MINISO stores in China, all of which had resumed their operations after a period impacted by COVID-19, and (ii) 1,697 MINISO stores in overseas markets, 1,516 of which had resumed their operations after a period impacted by COVID-19.

Unaudited Financial Results for the 2021 First Fiscal Quarter Ended September 30, 2020

Revenue decreased by 30.7% to RMB2,072.1 million (US$305.2 million) for the fiscal quarter ended September 30, 2020, from RMB2,988.8 million for the fiscal quarter ended September 30, 2019, but increased by 33.4% from RMB1,553.2 million in the previous fiscal quarter ended June 30, 2020.

The year-over-year decrease in revenue was mainly attributable to the negative impact of COVID-19 on the Company’s international operations during the period. As a result of the temporary store closures, reduction of store operating hours, and shipment suspensions caused by COVID-19, revenue generated from international markets, decreased by 70.5% to RMB350.2 million (US$51.6 million) for the fiscal quarter ended September 30, 2020, from RMB1,185.4 million for the fiscal quarter ended September 30, 2019.  In addition, revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand (excluding Africa and Germany) by the average number of stores at the beginning and the end of the relevant period, decreased by 38.1% to RMB469.9 thousand (US$69.2 thousand) for the fiscal quarter ended September 30, 2020, from RMB759.4 thousand for the fiscal quarter ended September 30, 2019.

The quarter-over-quarter revenue growth was primarily driven by the Company’s initiatives to accelerate its store expansion. The total number of MINISO stores, including those in domestic and international markets, increased to 4,330 as of September 30, 2020, from 3,913 as of September 30, 2019, and 4,222 as of June 30, 2020. The Company also expanded its business into five additional countries and regions in the fiscal quarter ended September 30, 2020. The revenue generated from international markets increased by 85.7% to RMB350.2 million (US$51.6 million) for the fiscal quarter ended September 30, 2020, from RMB188.5 million for the previous fiscal quarter ended June 30, 2020. In addition, as the Company’s overseas operations continued to recover from the impact of COVID-19, revenue per MINISO store increased by 31.9% to RMB469.9 thousand (US$69.2 thousand) for the fiscal quarter ended September 30, 2020, from RMB356.2 thousand for the previous fiscal quarter ended June 30, 2020, mainly due to recovering from COVID-19.

Cost of sales decreased by 24.5% to RMB1,549.8 million (US$228.3 million) for the fiscal quarter ended September 30, 2020, from RMB2,051.6 million for the fiscal quarter ended September 30, 2019, but increased by 32.0% from RMB1,173.8 million for the previous fiscal quarter ended June 30, 2020.

Gross profit decreased by 44.3% to RMB522.4 million (US$76.9 million) for the fiscal quarter ended September 30, 2020, from RMB937.2 million for the fiscal quarter ended September 30, 2019, but increased by 37.7% from RMB379.4 million for the previous fiscal quarter ended June 30, 2020. Gross margin for the fiscal quarter ended September 30, 2020, was 25.2% as compared to 31.4% for the fiscal quarter ended September 30, 2019, and 24.4% for the previous fiscal quarter ended June 30, 2020. The year-over-year decrease in gross margin was primarily due to (i) a lower revenue contribution from the Company’s overseas business, which typically has a higher margin when compared with the Company’s domestic business, as a result of the negative impact of COVID-19, and (ii) an impairment loss of inventory as a result of a decrease in the value of personal protective equipment.

Other income increased to RMB36.0 million (US$5.3 million) for the fiscal quarter ended September 30, 2020, from RMB3.1 million for the fiscal quarter ended September 30, 2019, and RMB33.7 million for the previous fiscal quarter ended June 30, 2020. The year-over-year increase in other income was primarily due to the receipt of a substantial amount of government grants in September 2020.

Selling and distribution expenses decreased by 6.3% to RMB286.7 million (US$42.2 million) for the fiscal quarter ended September 30, 2020, from RMB306.1 million for the fiscal quarter ended September 30, 2019, but increased by 4.9% from RMB273.2 million for the previous fiscal quarter ended June 30, 2020. Excluding the impact of share-based compensation expenses, selling and distribution expenses for the fiscal quarter ended September 30, 2020, were RMB230.4 million (US$33.9 million) as compared to RMB283.5 million for the fiscal quarter ended September 30, 2019, and RMB230.1 million for the previous fiscal quarter ended June 30, 2020. The year-over-year decrease was primarily attributable to decreases in logistics expenses, which were in line with the decrease in sales to overseas distributors as well as decreases in payroll and employee benefits due to decreases in the number of staff and working hours attributable to the negative impact of COVID-19.

General and administrative expenses increased by 18.5% to RMB252.1 million (US$37.1 million) for the fiscal quarter ended September 30, 2020, from RMB212.8 million for the fiscal quarter ended September 30, 2019, and increased by 43.3% from RMB175.9 million for the previous fiscal quarter ended June 30, 2020. Excluding the impact of share-based compensation expenses, general and administrative expenses increased to RMB155.3 million (US$22.9 million) from RMB151.4 million for the fiscal quarter ended September 30, 2019, and RMB118.4 million for the previous fiscal quarter ended June 30, 2020. The year-over-year increase was primarily attributable to the increase in accounting and legal service fees related to the Company’s IPO.

Other net loss was RMB15.7 million (US$2.3 million) for the fiscal quarter ended September 30, 2020, as compared to other net income of RMB14.8 million for the fiscal quarter ended September 30, 2019, and other net income of RMB18.5 million for the previous fiscal quarter ended June 30, 2020. The Company recorded other net loss for the fiscal quarter ended September 30, 2020, mainly due to the appreciation of the Renminbi against the U.S. dollar, which resulted in net foreign exchange losses.

Operating loss was RMB2.1 million (US$0.3 million) for the fiscal quarter ended September 30, 2020, as compared to an operating profit of RMB426.6 million for the fiscal quarter ended September 30, 2019, and an operating loss of RMB29.7 million for the previous fiscal quarter ended June 30, 2020.

Loss from continuing operations was RMB1,676.3 million (US$246.9 million) for the fiscal quarter ended September 30, 2020, as compared to RMB20.3 million for the fiscal quarter ended September 30, 2019, and RMB74.8 million for the previous fiscal quarter ended June 30, 2020. The significant increases in loss from continuing operations for the fiscal quarter ended September 30, 2020 was mainly due to fair value changes of redeemable shares with other preferential rights, which resulted in a quarterly loss of RMB1,625.3 million (US$239.4 million).

Adjusted net profit, which excluded (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, and (iv) impairment loss on non-current assets, was RMB102.1 million (US$15.0 million) for the fiscal quarter ended September 30, 2020, representing a decrease of 74.6% from RMB402.5 million for the fiscal quarter ended September 30, 2019, but an increase of 140.8% from RMB42.4 million for the previous fiscal quarter ended June 30, 2020.

Basic and diluted loss from continuing operations per American Depositary Share (“ADS”) was RMB7.08 (US$1.04) for the fiscal quarter ended September 30, 2020, as compared to RMB0.12 for the fiscal quarter ended September 30, 2019, and RMB0.36 for the previous fiscal quarter ended June 30, 2020. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted net profit per ADS were RMB0.40 (US$0.06) for the fiscal quarter ended September 30, 2020, as compared to RMB1.52 for the fiscal quarter ended September 30, 2019, and RMB0.12 for the previous fiscal quarter ended June 30, 2020. The adjusted basic and diluted net profit per ADS are computed using adjusted net profit attributable to the equity shareholders of the Company, and the aggregated number of ordinary shares used in GAAP basic and diluted loss per ADS calculation and Series A preferred shares issued by the Company.

See the sections entitled “Non-IFRS Financial Measure” and “Reconciliation of Non-IFRS Financial Measure” in this press release for more information about adjusted net profit.

The Company’s cash and cash equivalents from continuing operations were RMB2,961.0 million (US$436.1 million) as of September 30, 2020.

Business Outlook

For the 2021 second fiscal quarter ended December 31, 2020, the Company estimates its total revenue to be between RMB2,200 million and RMB2,400 million. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which are subject to change.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Friday, December 18, 2020, (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206-115
Hong Kong, China Toll Free:	800-963-976
Access Code:	2946619

The replay will be accessible through December 25, 2020, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10150446

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Within seven years since MINISO opened its first store in China in 2013, the Company had built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit http://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020, which was RMB6.7896 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measure

In evaluating the business, MINISO considers and uses adjusted net profit as a supplemental measure to review and assess its operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, and (iv) impairment loss on non-current assets.

MINISO presents adjusted net profit because it is used by the management to evaluate its operating performance and formulate business plans. Adjusted net profit enables the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect MINISO’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measure, please see the table captioned “Reconciliation of Non-IFRS Financial Measure” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the 2021 second fiscal quarter ended December 31, 2020 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact:

MINISO Group Holding Limited
Email: IR@MINISO.COM

Jack Wang
ICR, Inc.
Email: miniso.ir@icrinc.com

Phone: +1 (212) 537-4056

Unaudited condensed consolidated statements of financial position

(Expressed in thousands of Renminbi)

	As at June 30, 2020	As at September 30, 2020 (Unaudited)	As at September 30, 2020 (Unaudited)
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	88,062	84,073	12,383
Right-of-use assets	502,867	452,731	66,680
Intangible assets	69,091	72,639	10,699
Deferred tax assets	183,520	181,541	26,738
Prepayments	6,112	7,334	1,080
	849,652	798,318	117,580
Current assets
Inventories	1,395,674	1,324,907	195,138
Trade and other receivables	729,889	706,394	104,039
Cash and cash equivalents	2,853,980	2,960,952	436,101
Restricted cash	7,056	3,896	574
	4,986,599	4,996,149	735,852
Total assets	5,836,251	5,794,467	853,432
EQUITY
Share capital	69	70	10
Additional paid-in capital	162,373	164,089	24,168
Other reserves	625,984	743,890	109,563
Accumulated losses	(1,125,055)	(2,797,674)	(412,053)
Deficit attributable to equity shareholders of the Company	(336,629)	(1,889,625)	(278,312)
Non-controlling interests	13,583	8,660	1,275
Total deficit	(323,046)	(1,880,965)	(277,037)
LIABILITIES
Non-current liabilities
Contract liabilities	74,226	66,142	9,742
Loans and borrowings	15,207	14,424	2,124
Lease liabilities	378,894	335,762	49,452
Redeemable shares with other preferential rights	2,381,327	4,006,615	590,111
	2,849,654	4,422,943	651,429

Current liabilities
Loans and borrowings	401,182	—	—
Trade and other payables	2,419,795	2,729,116	401,955
Contract liabilities	218,287	242,524	35,720
Lease liabilities	224,080	217,613	32,051
Current taxation	46,299	63,236	9,314
	3,309,643	3,252,489	479,040
Total liabilities	6,159,297	7,675,432	1,130,469
Total equity and liabilities	5,836,251	5,794,467	853,432

Unaudited condensed consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share and per ADS data)

	For the three months ended
	September 30, 2019 (Unaudited)	September 30, 2020 (Unaudited)	September 30, 2020 (Unaudited)
	RMB ‘000	RMB ‘000	US$ ‘000
Continuing operations
Revenue	2,988,800	2,072,139	305,193
Cost of sales	(2,051,554)	(1,549,763)	(228,255)
Gross profit	937,246	522,376	76,938
Other income	3,144	35,993	5,301
Selling and distribution expenses	(306,105)	(286,741)	(42,232)
General and administrative expenses	(212,817)	(252,131)	(37,135)
Other net income/(loss)	14,765	(15,671)	(2,308)
Credit loss on trade and other receivables	(9,609)	(5,968)	(879)
Operating profit/(loss)	426,624	(2,142)	(315)
Finance income	4,077	9,170	1,351
Finance costs	(6,331)	(7,100)	(1,046)
Net finance (costs)/income	(2,254)	2,070	305
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	(338,706)	(1,625,287)	(239,379)
Profit/(loss) before taxation	85,664	(1,625,359)	(239,389)
Income tax expense	(105,934)	(50,976)	(7,508)
Loss for the period from continuing operations	(20,270)	(1,676,335)	(246,897)
Discontinued operations
Loss for the period from discontinued operations, net of tax	(62,578)	—	—
Loss for the period	(82,848)	(1,676,335)	(246,897)
Attributable to:
Equity shareholders of the Company	(85,688)	(1,672,619)	(246,350)
Non-controlling interests	2,840	(3,716)	(547)
Loss for the period	(82,848)	(1,676,335)	(246,897)
Loss per share
Basic loss per share (RMB)	(0.09)	(1.77)	(0.26)
Diluted loss per share (RMB)	(0.09)	(1.77)	(0.26)
Loss per share—Continuing operations
Basic loss per share (RMB)	(0.03)	(1.77)	(0.26)
Diluted loss per share (RMB)	(0.03)	(1.77)	(0.26)
Loss per ADS (Each ADS represents 4 Class A ordinary shares)
Basic loss per ADS (RMB)	(0.36)	(7.08)	(1.04)
Diluted loss per ADS (RMB)	(0.36)	(7.08)	(1.04)
Loss per ADS—Continuing operations (Each ADS represents 4 Class A ordinary shares)
Basic loss per ADS (RMB)	(0.12)	(7.08)	(1.04)
Diluted loss per ADS (RMB)	(0.12)	(7.08)	(1.04)

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

	For the three months ended
	September 30, 2019 (Unaudited)	September 30, 2020 (Unaudited)	September 30, 2020 (Unaudited)
	RMB ‘000	RMB ‘000	US$ ‘000
Loss for the period	(82,848)	(1,676,335)	(246,897)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(1,965)	(35,742)	(5,264)

Other comprehensive loss for the period	(1,965)	(35,742)	(5,264)

Total comprehensive loss for the period	(84,813)	(1,712,077)	(252,161)

Attributable to:
Equity shareholders of the Company	(88,298)	(1,676,335)	(246,897)
Non-controlling interests	3,485	(35,742)	(5,264)

Total comprehensive loss for the period	(84,813)	(1,712,077)	(252,161)

Reconciliation of Non-IFRS Financial Measure

(Expressed in thousands of Renminbi, except for per share and per ADS data)

	For the three months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB ‘000	RMB ‘000	US$ ‘000
Reconciliation of loss for the period to adjusted net profit:
Loss for the period	(82,848)	(1,676,335)	(246,897)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	338,706	1,625,287	239,379
Loss for the period from discontinued operations, net of tax	62,578	—	—
Equity-settled share-based payment expenses	84,088	153,189	22,562
Adjusted net profit	402,524	102,141	15,044

Attributable to:
Equity shareholders of the Company	399,684	105,857	15,591
Non-controlling interests	2,840	(3,716)	(547)
Adjusted net profit	402,524	102,141	15,044

Adjusted net profit per share (Note)
Adjusted basic net profit per share (RMB)	0.38	0.10	0.01
Adjusted diluted net profit per share (RMB)	0.38	0.10	0.01

Adjusted net profit per ADS (Each ADS represents 4 Class A ordinary shares)
Adjusted basic net profit per ADS (RMB)	1.52	0.40	0.06
Adjusted diluted net profit per ADS (RMB)	1.52	0.40	0.06

Note:

The adjusted basic and diluted net profit per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the aggregated number of ordinary shares used in GAAP basic and diluted loss per share calculation and Series A preferred shares issued by the Company.